UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. _)*


                               RESOURCE AMERICA, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   761195205
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                                 (CUSIP Number)

                                   July 2, 2012
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             (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)



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*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761195205


1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                 LEON G. COOPERMAN

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [ ]
         (b)   [ ]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

         UNITED STATES

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Number of             5.  Sole Voting Power:              2,302,714
Shares Bene-
ficially              6.  Shared Voting Power               -0-
Owned by
Each Report-          7.  Sole Dispositive Power:         2,302,714
ing Person
With                  8.  Shared Dispositive Power          -0-

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                 2,302,714  (this includes warrants for 1,029,412 Shares)

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10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):  11.0 %

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12.  Type of Reporting Person       IN

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
CUSIP No. 761195205


1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                         OMEGA CHARITABLE PARTNERSHIP, LP
                         Tax ID: 45-5226952
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [ ]
         (b)   [ ]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:   Cayman Islands

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Number of             5.  Sole Voting Power:              1,191,733
Shares Bene-
ficially              6.  Shared Voting Power               -0-
Owned by
Each Report-          7.  Sole Dispositive Power:         1,191,733
ing Person
With                  8.  Shared Dispositive Power          -0-

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                         1,191,733

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10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):  6.0 %

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12.  Type of Reporting Person   PN




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

CUSIP No. 761195205


Item 1(a) Name of Issuer:

         RESOURCE AMERICA, INC. (the "Issuer").

Item 1(b) Address of the Issuer's Principal Executive Offices:

         One Crescent Drive, Suite 203
         Philadelphia PA 19112


Item 2(a) Name of Persons Filing:

     1) LEON G. COOPERMAN ("Mr. Cooperman").

     2) OMEGA CHARITABLE PARTNERSHIP, LP ("Omega Partnership")

     Mr. Cooperman is, among other activities, an investor engaged in investing for his own account. Mr. Cooperman has an adult son named Michael S. Cooperman. Mr. Cooperman has investment authority over Omega Partnership's and Michael S. Cooperman's accounts. Mr. Cooperman is the Managing Member of Omega Associates, L.L.C.("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of Omega Partnership, an exempt limited partnership organized in the Cayman Islands. Mr. Cooperman, for purpose of the federal securities laws, may be deemed to control Omega Partnership. This Statement is filed by Mr. Cooperman on his behalf and on behalf of Omega Partnership pursuant to Rule 13d-1(k).

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Mr. Cooperman is 2700 North Military Trail, Suite 230, Boca Raton FL 33431.The address of the principal business office of Omega Partnership is 88 Pine Street,Wall Street Plaza - 31st Floor, New York, New York 10005.

Item 2(c) Citizenship:

     Mr. Cooperman is a United States citizen. Omega Partnership is an exempt limited partnership organized in the Cayman Islands.

Item 2(d) Title of Class of Securities:    Common Stock (the "Shares")

Item 2(e) CUSIP Number:      761195205

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

             This Item 3 is not applicable.


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
CUSIP No. 761195205


Item 4. Ownership:

Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 2,302,714 Shares which constitutes approximately 11.0 % of the total number of Shares outstanding. This is based on the Company's Form 10-Q for the quarter ended March 31, 2012 which reflected 19,825,774 Shares outstanding and the warrants owned by Mr. Cooperman. Omega Partnership may be deemed the beneficial owner of 1,191,733 Shares which constitutes approximately 6.0 % of the total number of Shares outstanding.This is based on the Company's Form 10-Q for the quarter ended March 31, 2012 which reflected 19,825,774 Shares outstanding.

     This consists of 1,191,733 Shares owned by Omega Partnership, L.P.; 81,569 Shares owned by Michael S. Cooperman; and 1,029,412 Warrants (convertible into 1,029,412 Shares) owned by Mr.Cooperman.

Item 4(c) The information contained in Items 5-11 on the cover pages is incorporated herein by reference.The filing of this Statement shall NOT be construed as an admission that the persons filing are beneficial owners of the Shares for any purpose, including for purposes of Section 13, 14 or 16 of the Act.


Item 5.  Ownership of Five Percent or Less of a Class:

             This Item 5 is not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

             This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

             This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

             This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group:

             This Item 9 is not applicable.


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
CUSIP No. 761195205


Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 9, 2012


LEON G. COOPERMAN, individually
  By: /s/ ALAN M. STARK

  Alan M. Stark
  Attorney-in-Fact
  Power of Attorney on file

Omega Charitable Partnership, L.P.
    By:  /s/Omega   Associates,   L.L.C.

    By: /s/Alan M. Stark
    Attorney-in-Fact
    Power of Attorney on file


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1) and POWER OF ATTORNEY

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Resource America, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Alan M. Stark as his/its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: July 5, 2012           /s/ LEON G. COOPERMAN

Dated: July 5, 2012     Omega Charitable Partnership, L.P.
                               By:  /s/Omega   Associates,   L.L.C.
                                    /s/ LEON G. COOPERMAN
                                    Managing Member

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